Mail Stop 3561

 					February 6, 2006



Mr. Bernard L. Brodkorb, Jr.
President and CEO
ISA Internationale, Inc.
2560 Rice Street
St. Paul, MN 55113

	Re:	ISA Internationale, Inc.
		Form 8-K Filed February 3, 2006
		File No. 1-16423

Dear Mr. Brodkorb:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

Item 4.02
1. Please disclose the date on which you were advised or notified by your former accountants of the issues described in Form 8-K filed
February 3, 2006.  Refer to Item 4.02(b)(1) of Form 8-K.

2. Please revise to identify the financial statements to which the Stonefield Josephson, Inc. audit report relates and specifically state whether or not such financial statements should be relied upon.
Refer to Item 4.02(b)(2) of Form 8-K.
3. Please tell us and revise to explain the nature of the communication misunderstanding that led to the unauthorized inclusion of the Stonefield Josephson, Inc. audit report in Form 10-KSB filed
January 13, 2006.  Refer to Item 4.02(b)(3) of Form 8-K.
4. Please disclose whether the audit committee, or the board of directors in the absence of an audit committee, or an authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02(b) of Form 8-K.
Refer to Item 4.02(b)(4) of Form 8-K.
5. Please provide Stonefield Josephson, Inc. with a copy of the disclosures made in your amended Form 8-K and request that they furnish to you a letter addressed to the Commission stating whether they agree with the statements made by you in response to Item
4.02
and, if not, stating the respects in which they do not agree. Further, file the letter as an exhibit to Form 8-K no later than two business days after receipt of the letter. Refer to Item 4.02(c) of
Form 8-K.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have any questions regarding these comments.

								Sincerely,


								Sarah Goldberg


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Mr. Brodkorb
ISA Internationale, Inc.
February 6, 2006
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